Gena Albert

1410 Glopen Road – Carbondale, IL – (618) 616-6926 – genaraealbert@gmail.com

Education

Master of Arts in Curriculum and Instruction with Reading Endorsement ... **May 2005**
Bradley University ... Peoria, IL

Bachelor of Science in Elementary Education with Spanish concentration (Magna Cum Laude) ... **May 2003**
Bradley University ... Peoria, IL

Professional Experience

Business/Administrative Associate ... **July 2018 – present**
University Events and Protocol, Southern Illinois University Carbondale ... Carbondale, IL
- Coordinate major University events, including Commencement, on behalf of the Office of the Chancellor
- Collaborate with SIU Foundation, SIU Alumni Association, and Saluki Athletics on community outreach, donor cultivation, and fundraising events

Assistant Director ... **March 2015 – June 2018**
New Student Programs, Southern Illinois University Carbondale ... Carbondale, IL
- Provided orientation, transition, and retention services for new first-year/transfer students and their supporters
- Developed and implemented up to 30 New Student Orientation programs each year, with up to 600 new students and their family in attendance at each event
- Coordinated new student transition programming first 6 weeks of fall semester, including Convocation and other events with up to 2,500 students in attendance
- Developed marking and communications materials for the Saluki Family Association including print/web resources, family calendar and academic handbook, sponsorship program, and Saluki Family Weekend
- Supervised full-time staff, graduate assistants, interns, 40 student employees, and 30+ volunteers

Interim Assistant Director of Residence Life – Academic Initiatives ... **December 2012 – March 2015**
Residence Life, Southern Illinois University Carbondale ... Carbondale, IL
- Upon retirement of Assistant Director, assumed responsibility for Living Learning Community program, faculty/staff partnerships, and housing-wide academic success programming
- Supervised, trained, and evaluated full-time, graduate, and student employees
- Created events to promote and recognize academic success; $10,000 academic programming budget

Coordinator of Conference Services ... **May 2009 – March 2015**
Residence Life, Southern Illinois University Carbondale ... Carbondale, IL
- Participated in crisis management, budget management, goal setting, strategic planning, community building, and decision making for Residence Life program serving 4,400 culturally diverse residential students
- Coordinated youth and adult groups of 5-2,500; 1,500-6,000 annual guests and up to $472,000 in revenue
- Collaborated with Housing Facilities, Operations, and Dining staffs to provide financially viable, high-quality conference services within the larger scheme of University Housing operations
- Streamlined reservation process for rooms and equipment; transitioned to Event Management System (EMS)

Interim Assistant Director of Residence Life – University Park ... **October 2009 – May 2010**
Residence Life, Southern Illinois University Carbondale ... Carbondale, IL
- Oversaw diverse area of 1,800 undergraduates in 4 traditional halls and 1 apartment complex including:
  - Supervision of full-time, graduate, and student employees (100+ total)
  - All budgets and spending for area including $7,000+ supply budget and $15,000+ programming funds
- Served in leadership team on-call rotation for campus housing population of 4,400 student residents

Hall Director ... **August 2005 – May 2009**
Residence Life, Southern Illinois University Carbondale ... Carbondale, IL
- Oversaw University Hall, a diverse residential community of 350 undergraduate students
- Responsible for all occupancy, facility, interpersonal, and community issues within the building

Gena Albert

1410 Glopen Road – Carbondale, IL – (618) 616-6926 – genaraealbert@gmail.com

Additional Experience

Staff Recruitment and Development
- Received University Women's Professional Advancement (UWPA) Mentorship Award 2017
- Recruited, interviewed, and selected full-time, graduate, and student staff
- Served on Search Committees for full-time positions in departments across campus
- Developed onboarding and training programs for full-time, graduate, and student staff members
- Presented workshops and trainings on various topics to professional and student audiences

Event Coordination
- SIU Up 'Til Dawn (St. Jude fundraising event) executive board advisor 2015 to present
- SIU Women's Leadership Conference planning committee 2014 to present
- Undergraduate Programming and Workshops co-chair for NODA Region V 2016 conference
- SIU The Big Event (campus-wide community service) Recruitment committee 2015 to 2017
- SIU Social Media Engagement committee 2011-2014

Delta Chi Fraternity
- Staff Adviser September 2005 to present
- Serve on scholarship and award selection committees for Fraternity and Sorority Life and Delta Chi
- President, Southern Illinois Chapter Alumni Board of Trustees (ABT) September 2007 to present
    - Outstanding ABT President for Region V 2014, 2017
- Review and approve annual chapter programming and operations budget of $4,500
- Advised host chapter for Delta Chi Region V Regional Leadership Conference 2010, 2017

Other Work Experience

Summer Work Crew Leader   May 2004 – July 2005
Center for Residential Living and Leadership, Bradley University   Peoria, IL
Graduate Hall Director/Assistant Hall Director   June 2002 – July 2005
Center for Residential Living and Leadership, Bradley University   Peoria, IL
Resident Advisor/Assistant Resident Advisor   August 2000 – June 2002
Center for Residential Living and Leadership, Bradley University   Peoria, IL
Assistant Day Camp Supervisor/Day Camp Counselor   June 2000 – August 2003
Belleville Parks and Recreation Department   Belleville, IL

Volunteer Involvement

Carbondale Main Street Board of Directors
- Board member 2017 to present
- Part of the National Main Street program, Carbondale Main Street is a civic organization dedicated to improving and promoting the downtown district

Saluki Pride Committee
- Committee member 2015 to present
- A Carbondale Chamber of Commerce committee, Saluki Pride supports positive town and gown relationships and raises money to fund annual Saluki Stay scholarships

Relay for Life of Jackson County Carbondale (American Cancer Society fundraising event)
- 2014 Event Co-Chair; held various event planning committee chair positions 2006 to 2016
- Carbondale event raises $45,000-$100,000 annually; personally raised over $1,000 in 2012 and 2013

Scott Richards Memorial Golf Tournament and Book Drive – volunteer at annual event 2010 to present
Junior Achievement of central Illinois – volunteer program teacher January 2000-August 2003
Heart of Illinois Special Recreation Association – volunteer coach January 2001-August 2002